UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2026

Commission file number: 001-41523

REGENTIS BIOMATERIALS LTD.

(Translation of registrant’s name into English)

60 Medinat Hayehudim Street, 4676652, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On June 8, 2026, Regentis Biomaterials Ltd. issued a press release entitled “Regentis to Commence European Surgeon Training for GelrinC in Knee Cartilage Repair as Commercial Launch Preparations Accelerate.” A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated June 8, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Regentis Biomaterials Ltd.

Date: June 8, 2026	By:	/s/ Ori Gon
	Name:	Ori Gon
	Title:	Chief Financial officer

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